Exhibit 99.1

Harry Winston Diamond Corporation Reports Fiscal 2013 Second Quarter Results

TORONTO, CANADA (September 5, 2012) – Harry Winston Diamond Corporation (TSX: HW, NYSE:HWD) (the “Company”) today announced its second quarter Fiscal 2013 results for the quarter ending July 31, 2012.

Robert Gannicott, Chairman and Chief Executive Officer stated, “This quarter has seen transaction numbers and margins grow in our luxury goods segment even as we have withheld rough diamonds, from a soft diamond market, rather than sell at depressed prices.”

Second Quarter Highlights:

  Consolidated sales decreased 20% to $176.9 million for the second quarter compared to $222.4 million for the comparable quarter of the prior year. Operating profit was $16.4 million compared to $23.1 million in the comparable quarter of the prior year. EBITDA decreased 24% to $33.4 million compared to $43.8 million in the comparable quarter of the prior year.

  For the mining segment rough diamond sales for the quarter decreased 31% to $61.5 million, versus $89.6 million in the comparable quarter of the prior year. The decrease in sales resulted from a combination of a 24% decrease in volume of carats sold during the quarter and a 10% decrease in achieved rough diamond prices.

  The 24% decrease in the quantity of carats sold was primarily the result of the Company’s decision to hold some inventory until stability returns to the rough diamond market. Had the Company sold only the last production shipped for the second quarter, the estimated achieved price would have been approximately $104 per carat based on the prices achieved in the March/April 2012 sale adjusted down by 14% to reflect current market conditions.

  The Company sold approximately 0.43 million carats for an average price of $142 per carat compared to approximately 0.57 million carats for an average price per carat of $157 in the comparable quarter of the prior year. The 10% decrease in the Company’s achieved average rough diamond prices in the second quarter resulted from a decrease in the market price for rough diamonds from the peak achieved in July 2011, partially offset by the sale of the higher priced goods held back by the Company in the first quarter of fiscal 2013 due to an observed imbalance in the rough and polished diamond prices for these goods during that period.

  The Company had 0.7 million carats of rough diamond inventory with an estimated current market value of approximately $90 million at July 31, 2012, of which approximately $65 million represents inventory available for sale.

  Rough diamond production for the calendar quarter ended July 31, 2012 was 0.72 million carats (40% basis), which was consistent with the comparable period of the prior year.

  Luxury brand segment sales decreased 13% (11% at constant exchange rates) to $115.4 million compared to $132.8 million in the comparable quarter of the prior year. Excluding high-value transactions from both periods, sales increased 25% in the second quarter versus the comparable quarter in the prior year.

  Operating profit for the luxury brand segment increased 16% to $8.0 million in the second quarter compared to $6.9 million in the comparable quarter of the prior year. The increase in operating profit was primarily driven by positive product mix and a greater portion of high-value transactions in the comparable quarter of the prior year that generated lower-than-average gross margins.

  On August 30, 2012, the luxury brand segment refinanced its senior secured revolving credit facility by entering into a new secured five-year credit agreement with a consortium of banks led by Standard Chartered Bank establishing a $260 million facility for revolving credit loans. The facility has a maturity date of August 30, 2017.

  Consolidated net profit attributable to shareholders for the second quarter was $4.8 million or $0.06 per share compared to net profit attributable to shareholders of $10.0 million or $0.12 per share in the comparable quarter of the prior year.

Fiscal 2013 Second Quarter Financial Summary

(US$ in millions except Earnings per Share amounts)
	Three months ended July 31, 2012	Three months ended July 31, 2011	Six months ended July 31, 2012	Six months ended July 31, 2011
Sales	$176.9	$222.4	$369.4	$366.3
- Mining Segment	61.5	89.6	150.5	151.6
- Luxury Brand Segment	115.4	132.8	218.9	214.7
Operating profit (loss)	16.4	23.1	35.0	27.8
- Mining Segment	11.7	18.5	28.1	22.5
- Luxury Brand Segment	8.0	6.9	15.1	11.1
- Corporate Segment	(3.3)	(2.3)	(8.2)	(5.8)
Net profit attributable to shareholders	4.8	10.0	16.4	13.6
Earnings per share	$0.06	$0.12	$0.19	$0.16

Complete financial statements, MD&A and a discussion of risk factors are included in the accompanying release.

Outlook
The Company issued an updated life-of-mine plan in August for the Diavik Diamond Mine with a $2.6 billion net asset value on a 100% basis based on reserves and resources including A-21. The plan for calendar 2012 Diavik Diamond Mine production remains at approximately 8 million carats (100% basis). Looking beyond calendar 2012, the objective is to fully utilize processing capacity with a combination of production from the underground portions of A-154 South, A-154 North and A-418 supplemented by the A-21 open pit. The A-21 pre-feasibility study currently being undertaken assumes that the A-21 pipe will be mined with the open pit methods used for the other pipes. A dike would be constructed similar to the two other pits but smaller in size. Detailed plans are still being refined and optimized and no underground mining is being planned. The capital expenditures are estimated to be in the region of $500 million (100% basis) at an assumed average Canadian/US dollar exchange rate of $1.00.

The Company expects the trend of wealth creation in emerging markets combined with increasing tourism to remain key drivers of increasing demand for luxury jewelry and watch products. Over the long term, consumer brand loyalty for luxury products is expected to remain strong. The Company is well positioned moving into the second half of the year, supported by a strong advertising campaign and product assortment, and its global distribution network in prime locations. A new directly operated salon was opened in the Harrods department store in London, England, in August 2012 and a directly operated salon is expected to be opened early next year in Geneva, Switzerland. A new licensed salon was opened in May in Moscow, Russia. In addition, a new licensed salon is expected to be opened in Kuwait City, Kuwait in late 2013. The Company also plans to expand by 24 wholesale watch doors to 220 doors by the end of fiscal 2013.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Thursday, September 6th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 866-825-3354 within North America or 617-213-8063 from international locations and entering passcode 42016423.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, September 20, 2012 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 24805897.

About Harry Winston Diamond Corporation
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com
Ms. Laura Kiernan, Director, Investor Relations – (212) 315-7934 or lkiernan@harrywinston.com
Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@harrywinston.com